--------
 FORM 3
--------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                Section 17(a)
  of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                        Investment Company Act of 1940

-----------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*   2. Date of Event Requiring    4. Issuer Name and Ticker or     6. If Amendment, Date
   Keough, Donald R.                          Statement                     Trading Symbol                    of Original
----------------------------------------      (Month/Day/Year)              USA Networks, Inc. ("USAi")      (Month/Day/Year)
     (Last)     (First)     (Middle)          9/15/98                       ------------------------------
   711 Fifth Avenue                           ----------------------------  5. Relationship of Reporting  7. Individual or Joint/
----------------------------------------   3. IRS or Social Security          Person to Issuer               Group Filing (Check
             (Street)                         Number of Reporting           (Check all applicable)           Applicable Line)
                                              Person (Voluntary)         X   Director   ___  10% Owner       __ Form filed by One
   New York, NY  10022                                                   ___ Officer    ___   Other             Reporting Person
--------------------------------------     ----------------------------  (give title below)  (specify below) __ Form filed by More
      (City)      (State)      (Zip)                                                                            than One Reporting
                                                                               ---------------------------      Person
-----------------------------------------------------------------------------------------------------------------------------------
                                                            TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
-----------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 4)
                                                                                 (Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------
 N/A*
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
*If the form is filed by more than one Reporting Person, see Instruction 5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                (Print or Type Responses)                               (Bulletin No. 177, 10-15-97)

*Allen & Co. Incorporated, for which Mr. Keough serves as Chairman, and certain of its affiliates beneficiallly own 1,577,619 shares of USA Networks, Inc. Common Stock. Mr. Keough disclaims personal beneficial ownership of these shares.


FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

------------------------------------------------------------------------------------------------------------------------------------
Stock Option Right to Buy**      9/15/1999   9/15/2008   Common Stock      5,000        22             D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option Right to Buy***     9/17/1999   9/17/2008   Common Stock     50,000        20 7/8         D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:


                                                                                   /S/ Donald R. Keough                   9/25/98
**Intentional misstatements or omissions of facts constitute Federal Criminal      ------------------------------------   ----------
  Violations.                                                                      **Signature of Reporting Person          Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note. File three copies of this Form, one of which must be manually signed.                                        Page 2
  If space provided is insufficient, See Instruction 6 for procedure.                                   (Bulletin No. 177, 10-15-97)


**This stock option grant vests with respect to 1,667 shares of common stock on each of the first two annniversaries of the grant date, and an additional 1,666 shares of common stock on the third anniversary of the grant date. The grant date was September 15, 1998.

***This stock option grant vests in equal installments over a three-year period.